Axos Q1 Fiscal 2023 Earnings Supplement



October 27, 2022

NYSE: AX



Loan Growth by Category for First Quarter Ended September 30, 2022



$ millions

	Q1 FY23	Q4 FY22	Inc (Dec)
Single Family Mortgage & Warehouse			
Jumbo Mortgage	$3,833	$3,708	$125
SF Warehouse Lending	177	281	(104)
Multifamily & Commercial Mortgage			
Multifamily	2,127	2,085	42
Small Balance Commercial	838	793	45
Commercial Real Estate			
CRE Specialty	4,848	4,395	453
Lender Finance RE	676	386	290
Commercial & Industrial Non-RE			
Lender Finance Non-RE	839	741	98
Equipment Leasing	138	115	23
Asset-Based Lending	1,267	1,172	95
Auto & Consumer			
Auto	557	493	64
Unsecured / OD	74	74	0
Other	10	11	(1)
	$15,384	$14,254	$1,130

Loans

Interest Rate Components of Loan and Lease Portfolio*
At September 30, 2022



Mix of Loan Repricing Types



- Fixed 9%
- Variable 53%
- Hybrid 38%

Fixed/Hybrid Years to Maturity / Repricing



$M

Years	1/2	1	2	3	5	10	20	>20
$M	382	710	1,635	2,930	5,821	6,959	6,972	7,095
%	5%	10%	23%	41%	82%	98%	98%	100%

Floor Analysis – Variable-Rate Loans



$M

In the money	+75 Bps	+100 Bps	+150 Bps
7,467	8,046	8,046	8,046
93%	100%	100%	100%

*Excludes Equipment Financing and SFR Warehouse

Change in Allowance for Credit Losses (ACL) & Unfunded Loan Commitments Reserve (UCL)

($ in millions)



Allowance for Credit Losses (ACL) by Loan Category as of September 30, 2022



$ millions

	Loan Balance	ACL $	ACL %
Single Family - Mortgage and Warehouse	$4,009.8	$18.0	0.45%
Multifamily & Commercial Mortgage	2,965.0	14.6	0.49%
Commercial Real Estate	5,523.9	73.8	1.34%
Commercial & Industrial Non-RE	2,244.3	34.4	1.53%
Auto & Consumer	631.3	14.6	2.31%
Other	10.0	0.1	0.10%
	$15,384.3	$155.5	1.01%

Loans



Credit Quality ($ millions)

Non-performing Loans Remain Low

6/30/2022	Loans O/S	NPLs	%
Single Family-Mortgage & Warehouse	$3,988.5	$66.4	1.66%
Multifamily and Commercial Mortgage	2,877.7	33.4	1.16
Commercial Real Estate	4,781.0	14.9	0.31
Commercial & Industrial - Non-RE	2,028.1	3.0	0.15
Auto & Consumer	567.2	0.4	0.07
Other	11.1	0.1	0.90
Total	$14,253.6	$118.2	0.83%

9/30/2022	Loans O/S	NPLs	%
Single Family-Mortgage & Warehouse	$4,009.8	$65.7	1.64%
Multifamily and Commercial Mortgage	2,965.0	35.8	1.21
Commercial Real Estate	5,523.9	14.9	0.27
Commercial & Industrial - Non-RE	2,244.3	3.0	0.13
Auto & Consumer	631.3	1.0	0.16
Other	10.0	0.1	1.00
Total	$15,384.3	$120.5	0.78%

Change at 9/30/22 from 6/30/22	Loans O/S	NPLs
Single Family-Mortgage & Warehouse	$21.3	($0.7)
Multifamily and Commercial Mortgage	87.3	2.4
Commercial Real Estate	742.9	0.0
Commercial & Industrial - Non-RE	216.2	0.0
Auto & Consumer	64.1	0.6
Other	(1.1)	0.0
Total	$1,130.7	$2.3

Contact Information



Greg Garrabrants, President and CEO
Derrick Walsh, EVP and CFO
Andy Micheletti, EVP of Finance

investors@axosfinancial.com
www.axosfinancial.com

Johnny Lai, SVP Corporate Development and Investor Relations

Phone: 858.649.2218

Mobile: 858.245.1442

jlai@axosfinancial.com



The following tables set forth certain selected financial data concerning the periods indicated:

AXOS FINANCIAL, INC. AND SUBSIDIARIES
SELECTED CONSOLIDATED FINANCIAL INFORMATION
(Unaudited – dollars in thousands)

	September 30, 2022		June 30, 2022		March 31, 2022		December 31, 2021		September 30, 2021
Selected Balance Sheet Data:									
Total assets	$	18,407,078	$	17,401,165	$	16,080,950	$	15,547,947	$	14,906,750
Loans—net of allowance for credit losses		15,211,573		14,091,061		13,093,603		12,607,179		11,879,021
Loans held for sale, carried at fair value		9,463		4,973		19,611		27,428		33,344
Loans held for sale, lower of cost or fair value		10,476		10,938		11,182		11,446		11,949
Allowance for credit losses - loans		155,472		148,617		143,372		140,489		136,778
Securities—trading		75		1,758		366		1,223		1,941
Securities—available-for-sale		257,634		262,518		229,510		139,581		135,996
Securities borrowed		87,622		338,980		274,644		534,243		457,282
Customer, broker-dealer and clearing receivables		410,842		417,417		510,561		429,634		427,169
Total deposits		15,176,631		13,946,422		12,733,002		12,269,172		11,747,442
Advances from the FHLB		112,500		117,500		152,500		157,500		157,500
Borrowings, subordinated notes and debentures		425,818		445,244		381,682		260,435		255,896
Securities loaned		206,889		474,400		447,748		578,762		539,505
Customer, broker-dealer and clearing payables		500,584		511,654		543,905		528,796		510,040
Total stockholders' equity		1,700,972		1,642,973		1,585,585		1,523,157		1,458,621
Capital Ratios:									
Equity to assets at end of period		9.24 %		9.44 %		9.86 %		9.80 %		9.78 %
Axos Financial, Inc.:									
Tier 1 leverage (to adjusted average assets)		8.98 %		9.25 %		9.43 %		9.42 %		9.19 %
Common equity tier 1 capital (to risk-weighted assets)		9.97 %		9.86 %		10.23 %		10.08 %		10.79 %
Tier 1 capital (to risk-weighted assets)		9.97 %		9.86 %		10.23 %		10.08 %		10.79 %
Total capital (to risk-weighted assets)		12.90 %		12.73 %		13.30 %		12.16 %		13.10 %
Axos Bank:									
Tier 1 leverage (to adjusted average assets)		10.30 %		10.65 %		10.51 %		10.13 %		10.14 %
Common equity tier 1 capital (to risk-weighted assets)		10.87 %		11.24 %		11.43 %		10.91 %		11.89 %
Tier 1 capital (to risk-weighted assets)		10.87 %		11.24 %		11.43 %		10.91 %		11.89 %
Total capital (to risk-weighted assets)		11.71 %		12.01 %		12.24 %		11.73 %		12.80 %
Axos Clearing LLC:									
Net capital	$	49,183	$	38,915	$	39,109	$	39,453	$	39,663
Excess capital	$	42,324	$	32,665	$	31,612	$	32,171	$	31,435
Net capital as a percentage of aggregate debit items		14.34 %		12.45 %		10.43 %		10.84 %		9.64 %
Net capital in excess of 5% aggregate debit items	$	32,035	$	23,290	$	20,369	$	21,249	$	19,092



AXOS FINANCIAL, INC. AND SUBSIDIARIES
SELECTED CONSOLIDATED FINANCIAL INFORMATION
(Unaudited – dollars in thousands, except per share data)

	At or for the Three Months Ended								
	September 30, 2022		June 30, 2022		March 31, 2022		December 31, 2021		September 30, 2021
Selected Income Statement Data:									
Interest and dividend income	$	223,786	$	184,161	$	160,181	$	157,076	$	158,310
Interest expense		43,311		18,751		10,643		11,508		11,668
Net interest income		180,475		165,410		149,538		145,568		146,642
Provision for credit losses		8,750		6,000		4,500		4,000		4,000
Net interest income after provision for credit losses		171,725		159,410		145,038		141,568		142,642
Non-interest income		27,208		27,100		28,774		30,787		26,702
Non-interest expense		116,087		104,793		86,819		86,019		84,431
Income before income tax expense		82,846		81,717		86,993		86,336		84,913
Income tax expense		24,439		23,821		25,170		25,549		24,703
Net income	$	58,407	$	57,896	$	61,823	$	60,787	$	60,210
Net income attributable to common stock	$	58,407	$	57,896	$	61,823	$	60,787	$	60,210
Per Common Share Data:									
Net income:									
Basic	$	0.98	$	0.97	$	1.04	$	1.02	$	1.01
Diluted	$	0.97	$	0.96	$	1.02	$	1.00	$	0.99
Adjusted earnings per common share (Non-GAAP)[1]	$	1.18	$	1.12	$	1.05	$	1.04	$	1.03
Book value per common share	$	28.35	$	27.48	$	26.58	$	25.60	$	24.52
Tangible book value per common share (Non-GAAP)[1]	$	25.24	$	24.45	$	23.51	$	22.54	$	21.43
Weighted average number of common shares outstanding:									
Basic		59,854,584		59,665,041		59,542,128		59,496,489		59,390,846
Diluted		60,486,394		60,508,304		60,611,959		60,755,981		60,644,288
Common shares outstanding at end of period		59,998,673		59,777,949		59,662,795		59,498,575		59,494,633
Common shares issued at end of period		69,151,152		68,859,722		68,617,410		68,376,837		68,370,617
Performance Ratios and Other Data:									
Loan originations for investment	$	2,486,224	$	3,152,064	$	2,363,599	$	2,525,871	$	2,092,279
Loan originations for sale	$	70,073	$	86,873	$	166,327	$	193,320	$	209,967
Return on average assets		1.32 %		1.40 %		1.59 %		1.63 %		1.66 %
Return on average common stockholders' equity		13.91 %		14.13 %		15.89 %		16.29 %		16.20 %
Interest rate spread[2]		3.66 %		3.86 %		3.84 %		3.90 %		4.04 %
Net interest margin[3]		4.26 %		4.19 %		4.02 %		4.10 %		4.22 %
Net interest margin[3] – Banking Business Segment		4.50 %		4.45 %		4.21 %		4.30 %		4.48 %
Efficiency ratio[4]		55.90 %		54.44 %		51.26 %		48.78 %		48.71 %
Efficiency ratio[4] – Banking Business Segment		52.93 %		46.69 %		39.79 %		39.39 %		39.93 %
Asset Quality Ratios:									
Net annualized charge-offs to average loans[5]		0.05 %		0.02 %		0.05 %		0.01 %		0.01 %
Non-performing loans and leases to total loans		0.78 %		0.83 %		1.05 %		1.14 %		1.12 %
Non-performing assets to total assets		0.68 %		0.68 %		0.87 %		0.94 %		0.94 %
Allowance for credit losses - loans to total loans held for investment at end of period		1.01 %		1.04 %		1.08 %		1.10 %		1.14 %
Allowance for credit losses - loans to non-performing loans		129.04 %		125.74 %		103.33 %		96.27 %		101.97 %

[1] See "Use of Non-GAAP Financial Measures" herein.
[2] Interest rate spread represents the difference between the annualized weighted average yield on interest-earning assets and the annualized weighted average rate paid on interest-bearing liabilities.
[3] Net interest margin represents annualized net interest income as a percentage of average interest-earning assets.
[4] Efficiency ratio represents non-interest expense as a percentage of the aggregate of net interest income and non-interest income.
[5] Net charge-offs do not include any amounts transferred to loans held for sale.



Use of Non-GAAP Financial Measures

In addition to the results presented in accordance with GAAP, this earnings supplement includes non-GAAP financial measures such as adjusted earnings, adjusted earnings per diluted common share, and tangible book value per common share. Non-GAAP financial measures have inherent limitations, may not be comparable to similarly titled measures used by other companies and are not audited. Readers should be aware of these limitations and should be cautious as to their reliance on such measures. Although we believe the non-GAAP financial measures disclosed in this report enhance investors' understanding of our business and performance, these non-GAAP measures should not be considered in isolation, or as a substitute for GAAP basis financial measures.

We define "adjusted earnings", a non-GAAP financial measure, as net income without the after-tax impact of non-recurring acquisition-related costs and other costs (unusual or non-recurring charges). Adjusted earnings per diluted common share ("adjusted EPS"), a non-GAAP financial measure, is calculated by dividing non-GAAP adjusted earnings by the average number of diluted common shares outstanding during the period. We believe the non-GAAP measures of adjusted earnings and adjusted EPS provide useful information about the Company's operating performance. We believe excluding the non-recurring acquisition related costs and other costs (unusual or non-recurring) provides investors with an alternative understanding of Axos' core business.

Below is a reconciliation of net income, the nearest compatible GAAP measure, to adjusted earnings and adjusted EPS (Non-GAAP) for the periods shown:

(Dollars in thousands, except per share amounts)	September 30, 2022	June 30, 2022	March 31, 2022	December 31, 2021	September 30, 2021
Net income	$ 58,407	$ 57,896	$ 61,823	$ 60,787	$ 60,210
Acquisition-related costs	2,734	2,745	2,803	3,026	2,846
Other costs	16,000	10,975	—	—	—
Income taxes	(5,526)	(4,000)	(811)	(896)	(828)
Adjusted earnings (non-GAAP)	$ 71,615	$ 67,616	$ 63,815	$ 62,917	$ 62,228
Adjusted EPS (Non-GAAP)	$ 1.18	$ 1.12	$ 1.05	$ 1.04	$ 1.03

We define "tangible book value", a non-GAAP financial measure, as book value adjusted for goodwill and other intangible assets. Tangible book value is calculated using common stockholders' equity minus mortgage servicing rights, goodwill and other intangible assets. Tangible book value per common share, a non-GAAP financial measure, is calculated by dividing tangible book value by the common shares outstanding at the end of the period. We believe tangible book value per common share is useful in evaluating the Company's capital strength, financial condition, and ability to manage potential losses.

Below is a reconciliation of total stockholders' equity, the nearest compatible GAAP measure, to tangible book value per common share (non-GAAP) as of the dates indicated:

(Dollars in thousands, except per share amounts)	September 30, 2022	June 30, 2022	March 31, 2022	December 31, 2021	September 30, 2021
Common stockholders' equity	$ 1,700,972	$ 1,642,973	$ 1,585,585	$ 1,523,157	$ 1,458,621
Less: mortgage servicing rights, carried at fair value	26,373	25,213	23,519	20,110	18,438
Less: goodwill and other intangible assets	160,429	156,405	159,150	161,954	164,944
Tangible common stockholders' equity (Non-GAAP)	$ 1,514,170	$ 1,461,355	$ 1,402,916	$ 1,341,093	$ 1,275,239
Common shares outstanding at end of period	59,998,673	59,777,949	59,662,795	59,498,575	59,494,633
Tangible book value per common share (Non-GAAP)	$ 25.24	$ 24.45	$ 23.51	$ 22.54	$ 21.43